Exhibit 99.1

BRP INC.

NOTICE OF 2025 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders of subordinate voting shares (the “Subordinate Voting Shares”) and multiple voting shares (the “Multiple Voting Shares” and, together with the Subordinate Voting Shares, the “Shares”) of BRP Inc. (the “Corporation”) will be held at 11:00 a.m. (Eastern time) on May 29, 2025, via live webcast, to consider and take action on the following matters:

(1)

to receive the audited annual consolidated financial statements of the Corporation for the fiscal year ended January 31, 2025, together with the notes thereto and the report issued by an independent registered public accounting firm (the “Report of Independent Registered Public Accounting Firm”) thereon (see page 21 of the attached management proxy circular dated April 23, 2025 (the “Circular”));

(2)	to elect the 12 directors named in the Circular who will serve until the next annual meeting of shareholders or until their successors are elected or appointed (see page 21 of the Circular);

(3)	to appoint the independent auditor of the Corporation (see page 35 of the Circular);

(4)	to adopt an advisory non-binding resolution on the Corporation’s approach to executive compensation, as more particularly described in the Circular (see page 36 of the Circular);

(5)

to adopt an ordinary resolution of Disinterested Shareholders (as defined in the Circular), the full text of which is set forth in the section titled “Approval of the Special LTI Program and Special RSU Grants” of the Circular, in respect of the Special LTI Program (as defined in the Circular) (the “LTI Resolution”) (see page 39 of the Circular); and

(6)	to transact such other businesses as may properly be brought before the Meeting or any postponement or adjournment thereof.

The Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate in order to maximize shareholder attendance. Shareholders will not be able to attend the Meeting in person, but they may attend by conference call, in which case they may not participate nor vote. Registered shareholders and validly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://meetings.lumiconnect.com/400-202-255-442. Non-registered shareholders (being shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting only as guests. Guests will be able to listen to the Meeting but will not be able to vote or ask questions.

Registered shareholders and validly appointed proxyholders will also be entitled to submit questions to the Corporation in advance of the Meeting by e-mail at BRPAGA@brp.com, and during the Meeting through the platform available at https://meetings.lumiconnect.com/400-202-255-442, which questions will, subject to certain verifications by the Corporation, be addressed at the Meeting. Questions provided in advance by e-mail must be provided by no later than 11:00 a.m.

(Eastern time) on May 27th, 2025, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays and holidays).

Following the Meeting, the webcast of the Meeting will also be accessible on the Corporation’s website at www.brp.com until next year’s annual meeting of shareholders.

The Corporation is using the notice-and-access procedures permitted by Canadian securities laws for the delivery of the Circular, the audited annual consolidated financial statements of the Corporation for the fiscal year ended January 31, 2025, together with the notes thereto, the independent auditor’s report thereon and the related management’s discussion and analysis, and other related materials of the Meeting (the “Proxy Materials”) to both its registered and non-registered shareholders. Under the notice-and-access procedures, instead of receiving paper copies of the Proxy Materials, shareholders will receive a notice of availability of proxy materials (the “Notice-and-Access Letter”) (which provides information on how to access copies of the Proxy Materials, how to request a paper copy of the Proxy Materials and details about the Meeting). The Notice-and-Access Letter and voting instruction form or form of proxy have been sent to both registered and non-registered shareholders. Notice-and-access substantially reduces the Corporation’s printing and mailing costs and is more environmentally friendly as it reduces paper and energy consumption.

As a shareholder of the Corporation, it is very important that you read the Circular and other Proxy Materials carefully. The Circular, which may be accessed on the Corporation’s website at ir.brp.com and under its profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, contains important information with respect to voting your Shares and the matters to be dealt with at the Meeting. Also enclosed is a form of proxy for the Meeting. The audited annual consolidated financial statements of the Corporation for the fiscal year ended January 31, 2025, together with the notes thereto, the independent auditor’s report thereon and the related management’s discussion and analysis, may also be accessed on the Corporation’s website at ir.brp.com and under its profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

The Corporation’s Board of Directors has fixed the close of business on April 17, 2025, as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof. No person who becomes a shareholder after that time will be entitled to vote at the Meeting or any postponement or adjournment thereof.

As a shareholder of the Corporation, it is very important that you vote your Shares. If you wish that a person other than the management nominees identified in the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your Shares, including if you are a non-registered shareholder and wish to appoint yourself as proxyholder to participate and vote at the Meeting, you MUST first insert such person’s name in the blank space provided in the form of proxy or voting instruction form or complete another proper form of proxy, and, in either case, return the completed form of proxy by following the instructions described therein. After having submitted your form of proxy or voting instruction form identifying such proxyholder, you MUST also register such proxyholder by visiting www.computershare.com/BRP and providing Computershare Investor Services Inc. with your proxyholder’s contact information, so that Computershare Investor Services Inc. may provide the proxyholder with a control number via e-mail. Failure to register the proxyholder by no later than 11:00 a.m. (Eastern time) on May 27th, 2025, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays, and holidays), will result in the proxyholder not receiving a control number to participate in the Meeting. Without a control number, proxyholders will not be able to participate nor vote at the Meeting, but will be able to attend as guests. If you are a non-registered shareholder located in the United States and wish to be able to participate and vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above, you must obtain a valid legal proxy from your intermediary and submit such legal proxy to Computershare. For more details, please refer to section “General Information—Voting Information—Appointment of a Third Party as Proxy” of the Circular.

Proxies must be submitted to Computershare Investor Services Inc. no later than 11:00 a.m. (Eastern time) on May 27th, 2025, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays, and holidays). Non-registered shareholders should carefully follow the instructions of their intermediaries to ensure that their Shares are voted at the Meeting in accordance with such shareholder’s instructions.

Shareholders are invited to attend the Meeting remotely via live webcast at 11:00 a.m. (Eastern time) on May 29, 2025, by following the instructions above.

Dated at Valcourt, Québec, this 23rd day of April 2025.

By order of the Board of Directors,

Martin Langelier

Chief Legal Officer & Corporate Services